UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST
Exhibit	Description
99.1	ICON Releases 2025 ICON Cares Report, Highlighting Progress in Patient Impact, Innovation and Sustainability

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date: August 20, 2026	By:	/s/ Nigel Clerkin
	Name:	Nigel Clerkin
	Title:	Chief Financial Officer